Exhibit 99.3

October 17, 2018	TSX: ACB

Aurora Cannabis Celebrates Adult Consumer Legalization in Canada

Acknowledges Decades of Activism as Retail Sales Begin

EDMONTON, AB - October 17, 2018 - On this historic day, Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM), is proud to celebrate consumer legalization by commending governments of all levels for their commitment to bringing an end to the prohibition of cannabis for adult consumer use, and acknowledging the decades of activism and effort that have led to this moment.

With retail sales beginning in provinces across the country today, Canada is the first G20 country to take this historic, transformative step. The country now stands as the world leader in cannabis public policy, innovation and acceptance.

“It’s a proud day to be Canadian,” said Aurora CEO Terry Booth. “For the last three years, the world has watched as we prepared for legalization as an industry and a country. The end of prohibition is a victory for advocates, for activists, for science, for personal freedom and for common sense. The Canadian Cannabis Community is strong, smart and resilient. Aurora respect and honor the will of advocates and activists who fought and continue to fight unjust laws that limited the righteous adult access to cannabis.

Aurora is one of Canada’s leading licensed producers and a developer of high-quality cannabis products to markets across the country and around the world. This thriving new Canadian industry has created jobs and prosperity across Canada and Canada is setting the global standard in crop production, product quality, cannabis science, and patient care.

Global Leaders

Canada has now become the second country in the world following Uruguay to fully legalize adult consumer cannabis. On the medical side at least 31 countries around the world have federally regulated medical cannabis.

“Today is a day the world will not soon forget,” said Neil Belot, Aurora’s Chief Global Business Development Officer. “Canada has taken an evidence-based approach to legalization after nearly a century-long misstep, and as a result we have made our great country a healthier and safer place for our families, communities, and international visitors. We call on our cannabis advocates around the world to follow Canada’s lead. Aurora’s Science Team will continue to support and advance evidence-based, sensible, public-health approaches to all forms of cannabis policy, particularly as it relates to the commercial, food-based, wellness, medical, research, and adult consumer use sectors.”

Medical cannabis comes first at Aurora

While legalization of cannabis for adult consumer use is an exciting milestone, as Canada’s leading licensed producer of medicinal cannabis, together with wholly-owned subsidiaries CanniMed and MedReleaf, Aurora reconfirms its commitment to its medical patients, including the Canadian veteran community.

“Cannabis as a medicine is a need, not an option,” said Aurora’s Chief Corporate Officer Cam Battley. “Our goal will always be to provide our patients with the greatest choice and flexibility in reliable, high-quality cannabis. We also commit to working with advocates, industry and governments across Canada to push for tax fairness for medical cannabis, something of critical importance to patients with chronic health conditions who find symptom relief in medical cannabis, but who often lack sufficient funds to afford the medication that helps them most.”

Aurora and MedReleaf Consumer Brands Available Across Canada

Aurora is proud to work with government and private retailers across Canada to supply a broad range of dried flower and higher margin products such as pre-rolls, oils, and capsules. Aurora’s integrated teams and its strategic partners, have entered into supply arrangements with provinces and territories accounting for more than 98 per cent of the Canadian population. The Aurora and MedReleaf brands, including San Rafael ’71 and AltaVie, are expected to have a strong presence across the country, positioning the Company well for rapid growth.

“We are proud of the science and innovation that have gone into developing our adult-use brands and expect them to resonate well with consumers across Canada,” said Darren Karasiuk, Executive Vice President, Global Adult Usage. “Both Aurora and MedReleaf have developed expertise and technology to consistently grow premium-grade cannabis for discerning adults and we are confident that adult consumers will soon see how we differentiate ourselves from the others.”

Adult consumers over the prescribed age can view product information here:

Aurora:
https://www.auroramj.com/

San Rafael ’71:
https://www.sanrafael71.com/age-gate

AltaVie:
https://www.altavie.ca/age-gate

Continued Outreach and Education

Over the last few years, Aurora has provided comprehensive outreach, counseling and educational services to patients and physicians in the Canadian medical system through its wholly-owned subsidiary CanvasRx.

Mr. Booth added, “With adult consumer use sales beginning today, our efforts to provide much needed product education and services to patients, consumers, physicians, pharmacists and retail operators will continue in earnest. New cannabis consumers, and those with limited past experience, will require comprehensive, practical information on the effects of various cannabis products, and the responsible, informed use of them.”

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 18 countries across five continents, Aurora is one of the world’s largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora’s facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland (formerly Pedanios), have achieved this level of certification.

In addition to the Company’s rapid organic growth and strong execution on strategic M&A, which to date includes 15 companies - MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, and MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs - Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website: investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

MEDIA CONTACTS

Heather MacGregor, Director of Communications

Aurora Cannabis

M : (416) 509-5416

heather.macgregor@auroramj.com

www.auroramj.com

Nicole Lascelle, Gestionnaire des Relations

communautaires et communications

Community Relations &

Communications Manager

Aurora Cannabis
M : (438) 828-4834

Nicole.lascelle@auroramj.com

www.auroramj.com

INVESTOR RELATIONS

Marc Lakmaaker, Vice President,

Investor Relations

Aurora Cannabis

M: (647) 269-5523

marc.lakmaaker@auroramj.com

www.auroramj.com

Rob Kelly, Director, Investor Relations

Aurora Cannabis

M: (647) 331-7228

rob.kelly@auroramj.com

www.auroramj.com

U.S. INVESTORS

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
Phone: (212) 896-1233 / (212) 896-1203
Email: pcarlson@kcsa.com / ebarker@kcsa.com